                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934.

For the Fiscal Year Ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.

For the transition period from ______________ to _______________


                         ------------------------------

                         Commission file number 1-16455

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     Reliant Energy, Inc. Union Savings Plan
                                  P.O. Box 148
                             Houston, TX 77001-0148

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Reliant Energy, Inc.
                                1000 Main Street
                                Houston, TX 77002

RELIANT ENERGY, INC. UNION SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

   Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

   Schedule H, line 4(i) - Schedule of Assets (Held at End of Year), as of December 31, 2003

   The following schedules required by the Department of Labor's regulations are omitted due to the absence of the conditions under which they are required:

   Schedule of Reportable Transactions

   Schedule of Nonexempt Transactions

   Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

   Schedule of Leases in Default or Classified as Uncollectible

   Schedule of Assets Acquired and Disposed of Within the Plan Year

EXHIBITS:

   Consent of Independent Registered Public Accounting Firm - Melton & Melton, L.L.P. (Exhibit 23.1)

   Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP (Exhibit 23.2)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
  Reliant Energy, Inc. Union Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Reliant Energy, Inc. Union Savings Plan (the "Plan") as of December 31, 2003, and the statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MELTON & MELTON, L.L.P.

Houston, Texas
June 24, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
  Reliant Resources, Inc. Union Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Reliant Resources, Inc. Union Savings Plan (the "Plan") as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Houston, Texas
June 27, 2003

RELIANT ENERGY, INC. UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                 December 31,
                                                       --------------------------------
                                                           2003                 2002
                                                       -----------          -----------
ASSETS:
  Investments, at fair value                           $39,050,197          $19,945,069
  Participant Loans                                      1,046,978              590,443
  Contributions Receivable-Employer                        407,574              150,275
  Contributions Receivable-Participant                      67,851               72,735
                                                       -----------          -----------
NET ASSETS AVAILABLE FOR BENEFITS                      $40,572,600          $20,758,522
                                                       ===========          ===========


See notes to financial statements.

RELIANT ENERGY, INC. UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

ADDITIONS:
   Contributions:
     Employer                                              $2,264,875
     Participant                                            4,748,448
   Investment Income:
     Interest                                                 230,250
     Dividends                                                309,890
     Net appreciation in fair value of investments          6,208,151
   Assets transferred in, net                               6,743,127
                                                          -----------
               Total additions                             20,504,741

DEDUCTIONS:
  Benefits paid to participants                               648,772
  Administrative expenses                                      41,891
                                                          -----------
              Total deductions                                690,663
                                                          -----------
NET INCREASE                                               19,814,078

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                        20,758,522
                                                          -----------
NET ASSETS AVAILABLE FOR BENEFITS:
  END OF YEAR                                             $40,572,600
                                                          ===========

See notes to financial statements.

RELIANT ENERGY, INC. UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

 1.   DESCRIPTION OF THE PLAN

      GENERAL - The Reliant Energy, Inc. Union Savings Plan (formerly, the Reliant Resources, Inc. Union Savings Plan, and changed effective April 26, 2004), (the "Plan") is a defined contribution plan sponsored by Reliant Energy, Inc. (formerly Reliant Resources, Inc., and changed effective as of April 26, 2004), (the "Company") covering substantially all of the eligible union employees of the Company or an affiliate of the Company (excluding certain groups of bargaining employees of Orion Power Holdings, Inc. and its subsidiaries) that has adopted the Plan, and whose employment is covered by a collective bargaining agreement. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ELIGIBILITY - Under the provisions of the Plan, represented employees are eligible to participate in the Plan if provided in the terms of their respective collective bargaining agreements.

      CONTRIBUTIONS - Under the provisions of the Plan, union participants from the International Brotherhood of Electrical Workers, AFL-CIO, Locals 47, 66, 327, 459 and 777 may elect to contribute on a pre-tax and/or after-tax basis as permitted under the terms of their respective collective bargaining agreements. Effective May 1, 2003, union participants from the Utility Workers Union of America, AFL-CIO, Local 270 became eligible to participate in the Plan as permitted under the terms of their collective bargaining agreement. The annual eligible compensation limit for 2003 was $200,000. Active participants who are, or will be, age 50 or older during a calendar year are eligible to make additional pre-tax contributions ("Catch-Up Contributions") to the Plan for that year in excess of the annual pre-tax contribution limit up to a maximum amount permitted by the Internal Revenue Code (the "Code"). The total amount of participant pre-tax contributions was limited to $12,000 and $11,000 in 2003 and 2002, respectively. The maximum Catch-Up Contribution amount was $2,000 and $1,000 for 2003 and 2002, respectively. The Company makes matching contributions in accordance with the terms of the participants' respective collective bargaining agreement. Some collective bargaining agreements provide for discretionary profit sharing contributions. At December 31, 2003 and 2002, the Plan had a profit sharing contribution receivable of $380,194 and $117,980, respectively. Plan participants who are eligible for profit sharing contributions do not have to contribute to the Plan to receive a profit sharing contribution.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, allocations of Company discretionary contributions, if applicable, any rollover contributions made by the participant and Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENTS - Participants direct the investment of their contributions into various investment options offered by the Plan. Prior to March 12, 2003, Company contributions for certain union participants had to remain invested in the Reliant Energy Stock Fund until the participant attained age 55. Effective March 12, 2003, these participants could then transfer Company contribution amounts invested in the Reliant Energy Stock Fund to any of the investment funds of the Plan (other than the CenterPoint Energy Common Stock Fund and Texas Genco Holdings, Inc. common stock).

      VESTING - Participants are fully vested in their contributions as of their entrance date to the Plan. Participants vest in Company contributions according to their respective collective bargaining agreements.

      PARTICIPANT LOANS - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined under the Plan. Principal and interest is paid ratably through payroll deductions.

      PAYMENT OF BENEFITS - On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments not to exceed ten years.

 2.   SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF FINANCIAL PRESENTATION - The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, as of the date of the financial statements. Actual results could differ from those estimates.

      MARKET RISK - The Plan provides for investments in various investment securities, including CenterPoint Energy, Inc. and Texas Genco Holdings, Inc. (closed to new investment) and the Company common stock, that are exposed to certain risks such as interest rate, credit, and overall market volatility. Due to the level of risk, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for benefits.

      ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the year. Units of the Vanguard Retirement Savings Trust are valued at net asset value at the end of the year, which approximates fair value. The common stock funds are valued at the year-end unit closing price (comprised of the year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

      Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

3.     ASSETS TRANSFERRED INTO THE PLAN

      Effective January 1, 2004, certain bargaining employees who participated in the Orion Power Holdings, Inc. Savings Plan (the "Orion Plan") became participants in the Plan. These employees' account balances in the Orion Plan, which totaled approximately $6.9 million, were transferred into the Plan on December 31, 2003.

4.    INVESTMENTS

      Plan assets are held at Vanguard Fiduciary Trust Company (the "Trustee"). The following presents investments that represent 5% or more of the Plan's net assets.

                                                                 December 31,
                                                         ---------------------------
                                                            2003             2002
                                                         ----------       ----------
      MUTUAL FUNDS:
         Columbia Small Cap Fund, Inc.                   $2,400,590       $1,075,577
         Fidelity Securities Fund: Fidelity Dividend
            Growth Fund                                   3,098,821        1,719,319
         Neuberger Berman Genesis Trust                   3,973,340        2,379,855
         PIMCO Funds: Pacific Investment Management
            Series: Total Return Fund                     2,072,367        1,945,620
         Vanguard 500 Index Fund Investor Shares          3,655,612        1,230,317
         Vanguard Growth Equity Fund                      3,388,200        1,577,847
         Vanguard LifeStrategy Moderate Growth Fund       2,236,487        1,253,173

      COMMON/COLLECTIVE TRUST FUNDS:
         Vanguard Retirement Savings Trust                6,318,996        3,906,857

      COMMON STOCK FUNDS:
         Reliant Energy Common Stock Fund                 3,614,922        1,369,353


      During 2003, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

      Mutual funds                                                     $   4,064,455
      Common stocks                                                        2,143,696
                                                                       -------------
                                                                       $   6,208,151
                                                                       =============

5.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants would become 100 percent vested in their accounts.

6.    RELATED PARTY TRANSACTIONS

      The Plan invests in shares of mutual funds managed by an affiliate of the Trustee, as well as in shares of common stock of the Company. The Plan also provides for loans to participants. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.    TAX STATUS

      The Plan obtained its latest determination letter dated August 29, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    SUBSEQUENT EVENTS

      Effective January 1, 2004, union participants from the International Brotherhood of Electrical Workers, AFL-CIO, Local 97 ("Local 97") became eligible to participate in the Plan as permitted under the terms of their collective bargaining agreement.

      In May 2004, the Company and its subsidiaries entered into a definitive agreement to divest a portfolio of hydropower generation assets in the New York region, which employs members of Local 97. The impact of this sale on the Plan has not been determined; however, management believes that it will be insignificant to the ongoing operations of the Plan.

RELIANT ENERGY, INC. UNION SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2003

EIN 76-0655566
PLAN 002

  ( a )                     ( b )                                       ( c )                      ( d )          ( e )
---------------------------------------------------------------------------------------------------------------------------
                                                      Description of investment including
         Identity of issue, borrower, lessor or         maturity date, rate of interest,
                     similar party                     collateral, par, or maturity value          Cost       Current value
---------------------------------------------------------------------------------------------------------------------------
         MUTUAL FUNDS:
    *    American Funds EuroPacific Growth Fund      Registered Investment Company                  (1)          $ 903,690

    *    American Funds: New Perspective Fund        Registered Investment Company                  (1)          1,058,796

    *    American Funds: The Growth Fund
         of America                                  Registered Investment Company                  (1)            111,769

    *    Artisan International Fund,
         International Shares                        Registered Investment Company                  (1)             35,130

    *    Columbia Small Cap Fund, Inc.               Registered Investment Company                  (1)          2,400,590

    *    Davis New York Venture Fund, Inc.
         Class A Shares                              Registered Investment Company                  (1)             38,260

    *    Dodge & Cox Balanced Fund                   Registered Investment Company                  (1)            731,061

    *    Fidelity Securities Fund:
         Fidelity Dividend Growth Fund               Registered Investment Company                  (1)          3,098,821

    *    Harris Associates Investment Trust:
         Oakmark Fund; Class I                       Registered Investment Company                  (1)            183,108

    *    Neuberger Berman Genesis Trust              Registered Investment Company                  (1)          3,973,340

    *    PIMCO Funds: Pacific Investment
         Management Series: Total Return             Registered Investment Company                  (1)          2,072,367

    *    T. Rowe Price Equity Income Fund
         Advisor Class                               Registered Investment Company                  (1)             69,564

    *    T. Rowe Small-Cap Stock Fund --
         Advisor Class                               Registered Investment Company                  (1)            890,647

    *    The Gabelli Growth Fund;
         Class AAA Shares                            Registered Investment Company                  (1)            195,626

    *    Vanguard 500 Index Fund Investor Shares     Registered Investment Company                  (1)          3,655,612

    *    Vanguard Capital Opportunity Fund           Registered Investment Company                  (1)            685,295

    *    Vanguard Growth Equity Fund                 Registered Investment Company                  (1)          3,388,200

    *    Vanguard LifeStrategy Conservative
         Growth Fund                                 Registered Investment Company                  (1)            241,109

    *    Vanguard LifeStrategy Growth Fund           Registered Investment Company                  (1)            339,053

RELIANT ENERGY, INC. UNION SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2003 - continued

EIN 76-0655566
PLAN 002

( a )                 ( b )                                       ( c )                        ( d )           ( e )
--------------------------------------------------------------------------------------------------------------------------
                                                    Description of investment including
      Identity of issue, borrower, lessor or          maturity date, rate of interest,
                  similar party                      collateral, par, or maturity value         Cost         Current value
--------------------------------------------------------------------------------------------------------------------------
  *  Vanguard LifeStrategy Moderate Growth Fund   Registered Investment Company                  (1)            2,236,487

  *  Vanguard PRIMECAP Fund                       Registered Investment Company                  (1)              140,565

  *  Vanguard Total Bond Market Index Fund        Registered Investment Company                  (1)            1,075,709

  *  Vanguard Total Stock Market Index Fund
     Investor Shares                              Registered Investment Company                  (1)              171,201

  *  Vanguard Windsor II Fund Investor Shares     Registered Investment Company                  (1)              427,230

     COMMON/COLLECTIVE TRUST FUNDS:
  *  Vanguard Retirement Savings Trust            Common/Collective Trust                        (1)         $  6,318,996

     COMMON STOCK FUNDS:
  *  CenterPoint Energy Stock Fund                Company Stock Fund                             (1)            $ 884,305

  *  Reliant Energy Common Stock Fund             Company Stock Fund                             (1)            3,614,922

  *  Texas Genco Stock                            Company Stock                                  (1)              108,744

  *  Participant Loans                            Interest rates between 5.0% - 10.5%             0          $  1,046,978
                                                                                                             ------------
     Total assets held for investment purposes                                                               $ 40,097,175
                                                                                                             ============

---------------------
 *  Party in interest.
(1) Cost information has been omitted because all investments are participant-directed.

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Reliant Energy, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     RELIANT ENERGY, INC. UNION SAVINGS PLAN

                                     By /s/  JAMES A. AJELLO
                                        ------------------------------
                                        James A. Ajello, Chairman of the
                                        Benefits Committee of Reliant Energy,
                                        Inc., Plan Administrator

June 25, 2004